UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020.

Commission File Number 333-225028

JMAX INTERNATONAL LIMITED

(Translation of registrant’s name into English)

OFFICE 08 ON 22ND FLOOR, CHINA SHIPBUILDING TOWER,

NO. 650 CHEUNG SHA WAN ROAD, KOWLOON, HONG KONG.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On October 20, 2020, Mr. Yi Luo rendered his resignation as Chief Financial Officer of JMax Interntional Limited (the “Company”) with effect from November 20, 2020 and the Board of Directors (the “Board”) of the Company accepted his resignation on November 19, 2020. Mr. Luo informed the Company that his decision to resign was due to his personal reasons and confirmed that his resignation was not a result of any dispute or disagreement with the Company’s policies or practices.

On November 20, 2020, the Board appointed Mr. Xiaofei Han to replace Mr. Luo to be the Company’s new Chief Financial Officer, effective November 20, 2020. Mr. Han, 38, was the Director of Guangdong Jintian Enterprise Consulting Co., Ltd from 2017 to 2020. From 2011 to 2017, Mr. Han. He was the Senior Manager of Marcum Bernstein & Pinchuk LLP Guangzhou office and the Senior Auditor of Deloitte Touche Tohmatsu Limited from 2007 to 2011. Mr. Han graduated from Sun Yat-sen University with a Bachelor of Accountancy in 2005 and is a qualified Chinese Certified Public Accountant.

As Chief Financial Officer, Mr. Han will receive a monthly salary of $6,500 and his initial term of employment will be for two years. Mr. Han’s employment may be terminated at any time during the first week of employment and thereafter, upon 7 days’ notice or payment in lieu of notice prior to employment confirmation. Upon employment confirmation, either party may terminate his employment upon two months’ notice or payment in lieu of notice. Mr. Han is entitled to join the Company’s staff benefits plan according to his years of service/employ as set forth in the Company’s Employee Handbook. Mr. Han’s employment terms are governed by an employment agreement between Mr. Han and the Company dated November 20, 2020.

Exhibits

No.	Description
10.1	Employment Agreement between Xiaofei Han and the Company dated November 20, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JMAX INTERNATIONAL LIMITED

Date: November 25, 2020	By:	/s/ Chee Boon Chiew
	Name:	Chee Boon Chiew
	Title:	Chairman and Chief Executive Officer